                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of    April 2003
                                         --------------------




                             NORTHERN OFFSHORE LTD.
                   ------------------------------------------
                 (Translation of registrant's name into English)


                Par-la-Ville Place, 4th Floor, Par-la-Ville Road,
                             Hamilton HM08, Bermuda
                -------------------------------------------------
                    (Address of principal executive offices)





            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F X         Form 40-F
                              ---                 ---



            Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                  No X
                              ---                 ---

NOF - Press Release Refinancing


Northern Offshore Ltd. (NOF) is pleased to announce that the holders of the NOF's NOK 150 million Bonds voted at a meeting on April 1, 2003 to extend the maturity date of the NOF Bonds from April 7, 2003 to October, 2004. NOF and the holders of the NOF Bonds agreed to the following terms and conditions with respect to such extension:

   - The loan is repaid on 6th October 2004 at a rate of 102.50%

   - The interest rate of the loan is increased from 3 months NIBOR with an increase of 4.50 percentage points to 3 months NIBOR plus 5.50 percentage points.

   - A non-recurring extension fee corresponding to 2.5% of remaining loan will be paid to the bond holders on 24th April 2003.

Norsk Tillitsmann is authorized to make the alternations of the loan documentations as a consequence of the above resolution. The other conditions remain unchanged.

It is a condition for the above resolution that the agreed date of repayment for the Avalon Holding Ltd. and BNP Paribas loans should not be earlier than 1st June 2004.

With respect to that certain revolving credit facility between Jet Shipping (a wholly-owned subsidiary of NOF) and BNP Paribas dated June 22, 2001 in the original amount of up to $11 million (the "BNP Credit Facility"), NOF announces that it has received a commitment from BNP Paribas to extend the maturity date of the BNP Credit Facility from March 2003 to June 2004. The BNP Credit Facility is secured by a first deed of trust on the drill ship Energy Searcher.

Pursuant to the extension, NOF agreed to repay USD $3.5 million of principal over the life of the extension.

On March 31, the drillship Energy Searcher was redelivered to NOF from Repsol following the expiration of Repsol's charter. The drill ship Energy Searcher is currently idle in Pasir Gudnag in Malaysia, but NOF has signed a letter of intent with a major oil company for use of the vessel from May 15th for a period of 40 days. NOF is currently pursuing several alternative employment options for the drill ship Energy Searcher for the rest of the year including in this is a letter of intent signed for a 60 day program starting in November 2003.

The arrangements discussed above with the holders of the NOF Bonds and BNP are conditioned upon NOF successfully negotiating an extension of the maturity date with respect to that certain credit facility provided to NOF by Avalon Holding (the "Avalon Loan") on or before April 7, 2003. The Avalon Loan matured in March 2003. NOF is currently in negotiations with respect to such extension and is optimistic that Avalon will consent to the requested extensions. No guarantee as to outcome can be provided by NOF, however.

NOF also announced that NOF's cash position in April 2003 will be positively influenced by a payout from a USD/NOK currency swap arranged in 2001. The swap is at current USD/NOK rates likely to generate approximately USD 4.5 million in liquidity for NOF.

The foregoing arrangements, along with the existing Northern Producer cashflow from operations, will give NOF sufficient liquidity to meet its debt interest and repayments obligations until at least May 2004. No guarantee as to outcome can be provided.

The proposed solution is likely to satisfy Northern Offshores short term financial needs. A long term solution will be dependent on improved market conditions or a total refinancing of the company.

Contact Persons :

Jon Aksel Torgersen, Chairman
 + 47 22 93 60 00

Tor Olav Troim, CEO
 + 47 906 88267

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NORTHERN OFFSHORE LTD.
                                            ----------------------
                                                 (Registrant)


                                            By:  /s/ Tor Olav Troim
                                            --------------------------------
                                                  Tor Olav Troim
                                                  Director


Date: April 4, 2003